Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
nLIGHT Oy	Finland
nLIGHT Cayman Ltd.	Cayman Islands, B.W.I.
nLIGHT Laser Technology (Shanghai) Co., Ltd.*	People’s Republic of China
Nutronics, Inc.	State of Nevada, United States

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*nLIGHT Laser Technology (Shanghai) Co., Ltd. is a wholly-owned subsidiary of nLIGHT Cayman Ltd.